UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 2, 2001
(Date of earliest event reported)

SPARTAN STORES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number: 000-31127

Michigan	**38-0593940**
(State or Other Jurisdiction)	(IRS Employer Identification No.)
of Incorporation or Organization)	

850 76th Street, S.W.	
P.O. Box 8700	
Grand Rapids, Michigan	**49518**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(616) 878-2000**

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits:

99.1   Press Release dated March 2, 2001

Item 9.   Regulation FD Disclosure

On March 2, 2001, Spartan Stores, Inc. issued the press released attached as Exhibit 99.1 to this Form 8-K, which is here incorporated by reference. This Report and the Exhibit are furnished, not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2001

SPARTAN STORES, INC.
(Registrant)

By‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗
David M. Staples
Executive Vice President Finance and
Chief Financial Officer
(Principal Financial Officer and duly
authorized signatory for Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2001

SPARTAN STORES, INC.
(Registrant)

By/s/David M. Staples
   David M. Staples
   Executive Vice President Finance and
   Chief Financial Officer
   (Principal Financial Officer and duly
   authorized signatory for Registrant)

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release dated March 2, 2001